Table of Contents
EXHIBIT 12

MARSHALL & ILSLEY CORPORATION
Computation of Ratio of Earnings to Fixed Charges
($000's)

	Nine Months Ended	Years Ended December 31,
	September 30, 2009	2008	2007		2006		2005		2004
Excluding Interest on Deposits:
Income (loss) from continuing operations before income taxes	$(990,382)	$(2,502,117)	$713,475		$960,416		$869,990		$791,156
Less: Net income attributable to noncontrolling interests	(1,193)	(870)	(2,895)		(5,267)		(5,207)		(5,162)
Net income (loss) from continuing operations before income taxes attributable to Marshall & Ilsley Corporation	(991,575)	(2,502,987)	710,580		955,149		864,783		785,994
Fixed charges	292,429	606,463	831,420		671,203		442,234		262,880
Earnings	$(699,146)	$(1,896,524)	$1,542,000		$1,626,352		$1,307,017		$1,048,874

Fixed charges:
Interest expense - short-term borrowings	$8,419	$139,627	$236,671		$186,746		$106,220		$61,144
Interest expense - long-term borrowings	274,693	454,413	585,025		476,540		329,876		196,160
1/3 of rent expense (1)	9,317	12,423	9,724		7,917		6,138		5,576
Fixed charges	$292,429	$606,463	$831,420		$671,203		$442,234		$262,880
Preferred stock dividends (2)	115,446	19,595	-		-		-		-
Fixed charges and preferred stock dividends	$407,875	$626,058	$831,420		$671,203		$442,234		$262,880

Ratio of earnings to fixed charges	n.m.	n.m.	1.85	x	2.42	x	2.96	x	3.99	x
Ratio of earnings to fixed charges and preferred dividends	n.m.	n.m.	1.85	x	2.42	x	2.96	x	3.99	x

Including Interest on Deposits:
Income (loss) from continuing operations before income taxes attributable to Marshall & Ilsley Corporation	$(991,575)	$(2,502,987)	$710,580		$955,149		$864,783		$785,994
Fixed charges	702,424	1,509,407	2,062,672		1,754,595		1,004,786		544,151
Earnings	$(289,151)	$(993,580)	$2,773,252		$2,709,744		$1,869,569		$1,330,145

Fixed charges:
Fixed charges	$292,429	$606,463	$831,420		$671,203		$442,234		$262,880
Interest expense - deposits	409,995	902,944	1,231,252		1,083,392		562,552		281,271
Fixed charges	$702,424	$1,509,407	$2,062,672		$1,754,595		$1,004,786		$544,151
Preferred stock dividends (2)	115,446	19,595	-		-		-		-
Fixed charges and preferred stock dividends	$817,870	$1,529,002	$2,062,672		$1,754,595		$1,004,786		$544,151

Ratio of earnings to fixed charges	n.m.	n.m.	1.34	x	1.54	x	1.86	x	2.44	x
Ratio of earnings to fixed charges and preferred dividends	n.m.	n.m.	1.34	x	1.54	x	1.86	x	2.44	x

(1) Represents one-third of rental expense for all operating leases (the amount deemed representative of the interest factor).
(2) Assuming a Federal income tax rate of 35%.

In periods when the ratio of earnings to fixed charges is less than one-to-one, it is indicated as "n.m."

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